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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

BONANZA GOLD, INC.

(Name of Small Business Issuer in its charter)

State of Washington	**91-0745418**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

26505 N. Bruce Rd. **Chattaroy, Washington**	**99003-7720**
(Address of principal executive offices)	(Zip Code)
(Issuer's telephone number, including area code)	**(509) 238-6613**

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
N/A	**N/A**

Securities registered under Section 12(g) of the Act:

Common Stock
(Title of class)

SEC 2336 (11/03) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I

ITEM 1.   DESCRIPTION OF BUSINESS

History.

Bonanza Gold, Inc. (the "Company") was incorporated under the laws of the State of Washington on April 3, 1961 as Vermilion Gold, Inc. for the purpose of acquiring, exploring and developing natural resource properties. During the next forty-two years, the Company has been involved in the acquisition and exploration of various mining properties, located in the states of Alaska, Montana and Idaho. Exploration efforts were unsuccessful and none of these mining properties produced any commercial ore. The Company abandoned its remaining mining claims and the related development costs in 1996. Consequently, since 1996, the Company has been inactive.

Due to the recent increase in the price of gold and silver, management is attempting raise funds to reactivate the Company with the intention of investigating opportunities in the natural resource industry or other business opportunities which may become available to the Company. The Company believes that it will be better able to finance its operations if it is a reporting company. Therefore, a portion of the proceeds of this offering will be spent to register the Company's shares under the Securities Exchange Act of 1934, as amended. Management believes the benefits of becoming a reporting company include the increased ability to obtain support of market makers, facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for stock options or similar benefits to key employees and providing liquidity for all shareholders by qualifying to list on the NASDAQ supervised Bulletin Board.

In September 2003 the Board of Directors authorized a private placement of the Company's common Stock to raise $75,000. The proceeds are to be utilized to pay for legal and accounting fees associated with the preparation and filing of this Form 10SB registration Statement, to pay ongoing expenses related to complying with the reporting requirements of the Securities Exchange Act of 1934, (i.e. preparation of audited financial statements and periodic reports) and working capital.

Risk Factors

The Company's business is subject to numerous risk factors, including the following:

No Revenue and Minimal Assets

The Company has had no revenues or earnings from operations. The Company has no significant assets or financial resources. As a mineral exploration company, the Company will sustain operating expenses without corresponding revenues. This will result in the Company incurring net operating losses that will increase continuously until the Company can bring a property into production or lease, joint venture, or sell any property it may acquire.

Risks Inherent in the Mining Industry

Mineral exploration and development is highly speculative and capital intensive. Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. The operations of the Company are also indirectly subject to all of the hazards and risks normally incident to developing and operating mining properties. These risks include insufficient ore reserves; fluctuations in production costs that may make mining of reserves uneconomic; significant environmental and other regulatory restrictions; labor disputes; geological problems; failure of pit walls or dams; force majeure events; and the risk of injury to persons, property or the environment.

Uncertainty of Reserves and Mineralization Estimates

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of the Company. The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to great uncertainty as metals prices have fluctuated widely in the past. Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Proposed Federal Legislation

The U.S. Congress is currently considering a proposed major revision of the General Mining Law, which governs the creation of mining claims and related activities on federal public lands in the United States. Each of the Senate and the House of Representatives has passed a separate bill for mining law revision, and it is possible that a new law could be enacted. The Company expects that when the new law is effective, it will impose a royalty upon production of minerals from federal lands and will contain new requirements for mined land reclamation, and similar environmental control and reclamation measures. It remains unclear to what extent any such new legislation may affect existing mining claims or operations. The affect of any such revision of the General Mining Law on the Company's operations in the United States cannot be determined conclusively until such revision is enacted. However, such legislation could materially increase costs on properties located on federal lands, and such revision could also impair the Company's ability to develop, in the future, any mineral prospects that are located on unpatented mining claims.

Fluctuations in the Market Price of Minerals

The profitability of mining operations is directly related to the market price of the metals being mined. The market price of base and precious metals such as copper, gold and silver fluctuate widely and is affected by numerous factors beyond the control of any mining company. These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors. If the market price of the mineral commodity being explored and developed declines, the value of the Company's projects could also drop dramatically, and the Company might not be able to recover its investment in those projects. The determination to develop or construct a mine, to place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can drastically affect the economics of a mine.

The volatility in metals prices is illustrated by the following table, which sets forth, for the periods indicated, the yearly high and low prices in U.S. dollars per ounce for silver and gold and the high and low yearly average prices for copper in U.S. dollars per pound.

Year	Silver Price Per Ounce		Copper Price Per Pound	
	High	Low	High	Low
1996	$5.79	$4.67	$1.17	$0.91
1997	$6.39	$4.18	$1.14	$0.87
1998	$7.09	$4.80	$0.85	$0.65
1999	$5.71	$4.93	$0.83	$0.62
2000	$5.36	$4.61	$0.91	$0.75
2001	$4.80	$4.07	$0.82	$0.60
2002	$5.15	$4.30	$0.76	$0.65
2003	$5.965	$4.37	$1.06	$0.70

Year	Gold Price Per Ounce	
	High	Low
1996	$415.80	$367.40
1997	$359.60	$283.00
1998	$313.15	$273.40
1999	$325.50	$252.80
2000	$312.70	$263.80
2001	$293.25	$255.95
2002	$326.40	$277.55
2003	$416.25	$319.90

Environmental Risks

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the Company (or to other companies in the minerals industry) at a reasonable price. To the extent that the Company becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

Our Exploration Programs May Not Result in a Commercial Mining Operation

Mineral exploration and development involve significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. The Company does not have any properties on which it intends to conduct exploration. If the exploration programs on any properties which the Company may acquire do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our explored properties.

We May Not Have Sufficient Funds To Complete Further Exploration Programs

We have limited financial resources, do not generate operating revenue, and must finance our exploration activity by other means. We do not know whether additional funding will be available for further exploration of our projects. If we fail to obtain additional financing, we will have to delay or cancel further exploration of properties we may acquire, and we could lose all of our interest in our properties.

We Would Need Additional Funds To Develop Any Mineral Deposits For Commercial Production

If our exploration programs successfully locate an economic ore body, additional funds will be required to place it into commercial production. Substantial expenditures would be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining. We do not know whether additional financing will be available on acceptable terms. If additional financing is not available, we may have to postpone the development of, or sell, the property.

Factors Beyond Our Control May Determine Whether Any Mineral Deposits We Discover Are Sufficiently Economic To Be Developed Into A Mine

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include market fluctuations for precious metals, the proximity and capacity of natural resource markets and processing equipment, and government regulations as to governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Our Resource Calculations Rely On Estimates That Cannot Be Confirmed Until The Ore Is Mined

In carrying on our mineral exploration activities, and making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the ore mineralization and corresponding ore grades on our properties. Until ore is actually mined and processed, ore mineralization and ore grade must be considered as estimates only. Any material changes in ore mineralization estimates and ore grades will affect the economic viability of the placing of a property into production and a property's return on capital.

Properties May Be Subject To Uncertain Title

The ownership and validity, or title, of unpatented mining claims are often uncertain and may be contested. A successful claim contesting our title to a property will cause us to lose our rights to mine that property. This could result in our not being compensated for our prior expenditures relating to the property.

Mineral Exploration And Mining Activities Require Compliance With A Broad Range Of Laws And Regulations, Violation Of Which Can Be Costly

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining, production, experts, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection and mine safety. In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offense under such legislation.

Land Reclamation Requirements For Our Exploration Properties May Be Burdensome

Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

We Face Industry Competition In The Acquisition Of Mining Properties And The Recruitment And Retention Of Qualified Personnel

We compete with other mineral exploration and mining companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we may not be able to grow at the rate we desire.

Some Of Our Directors And Officers May Have Conflicts Of Interest As A Result Of Their Involvement With Other Natural Resource Companies

Some of our directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

Permitting

In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part. The duration and success of our efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental protection permits, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine or mines.

Employees.

The Company has no paid employees. None of the Company's executive officers are employed by the Company. Management services are provided on an "as-needed" basis without compensation, generally less than five hours per week. The Company has no oral or written contracts for services with any member of management. The Company anticipates utilizing the services of outside consultants rather than hiring employees.

There is no preliminary agreement or understanding existing or under contemplation by the Company (or any person acting on its behalf) concerning any aspect of the Company's operations pursuant to which any person would be hired, compensated or paid a finder's fee.

Competition.

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company. In addition, the Company competes with others in efforts to obtain financing to explore and develop mineral properties.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation.

The Company intends to engage in the exploration, development and if warranted, the mining of properties containing silver, gold and associated precious and base metals or other business opportunities which may become available to the Company. The Company does not now have an interest in any properties on which it intends to conduct mineral exploration. The Company is voluntarily registering its common stock under the Securities Exchange Act of 1934. After completion of this registration, it is the Company's intention to obtain a listing on the NASDAQ Supervised OTC Bulletin Board. The Company believes that listing on the OTCBB will facilitate the Company's efforts to obtain additional equity financing.

The Company has adequate financial resources to meet its financial obligations for the next 12 months. The Company does not anticipate a significant change in the number of employees during the next 12 months. The Company intends to rely upon the use of outside consultants to provide services to the Company. These plans could change depending upon the success, timing and nature of the acquisition of mineral exploration properties.

ITEM 3.   DESCRIPTION OF PROPERTY

The Company does not currently hold interests in any mineral properties.

The Company presently operates from office space provided on a rent-free basis by the president of the Company. In the event that this space becomes unavailable in the future, the Company will seek to lease office space from an unaffiliated party at prevailing competitive rates.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security Ownership of Certain Beneficial Owners.

The following table sets forth information regarding any non-management person known to the Company to be the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of more than five percent of any class of the Company's voting securities. The percentages were derived based on 7,378,815 shares of common stock issued and outstanding at December 31, 2003.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Terrence Dunne 601 W. Main Ave., Ste. 1017 Spokane, WA 99201	720,000	9.76%
Common Stock	Rockne J. Timm 926 W, Sprague Ave., Ste. 216 Spokane, WA 99201	692,500	9.38%
Common Stock	A. Douglas Belanger 11306 N. Normandie Spokane, WA 99218	601,250	8.15%
Common Stock	Robert W. O'Brien 1511 S. Riegel Ct. Spokane, WA 99212	400,000	5.42%

(b) Security Ownership of Management.

The following table sets forth certain information regarding the number and percentage of shares of Common Stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group. The percentages are derived based on 7,378,815 shares of common stock issued and outstanding at December 31, 2003.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Robert E. Kistler 26505 N. Bruce Rd. Chattaroy, WA 99003-7720	531,314	7.20%
Common Stock	Hobart Teneff P.O. Box 30446 Spokane, WA 99223	328,950	4.56%
Common Stock	All directors and officers as a group (2 individuals)	860,264	11.66%

(c) Changes in Control.

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information is provided with respect to each executive officer and director of the Company as of December 31, 2003.

Name	Age	Year First Became A Director	Common Shares Owned Beneficially, Directly or Indirectly
Robert E. Kistler	73	1975	531,314
Hobart Teneff	83	1998	328,750

Robert E. Kistler is the President, Treasurer and a Director of the Company. Mr. Kistler has been a director of the Company for more than 29 years and has served as the Company's President and Treasurer for more than 26 years

Hobart Teneff has served as an Officer (currently Vice President) and Director of the Company since 1998. From 1975 through 1988, Mr. Teneff served as president of Gold Reserve Corporation, and from 1975 through 1994, was also one of its directors. He was also president, chief executive officer and a director of Pegasus Gold Inc. from 1976 through 1987 and President of Argo Gold Inc. and Montoro Inc. prior to their being merged into Pegasus in 1980 and 1981, respectively. Since 1999, Mr. Teneff has served as a director and president of Hanover Gold Company, Inc. Mr. Teneff holds a degree in chemical engineering from Gonzaga University.

Board Committees

The Company does not have an audit or nominating committee. The entire board performs the functions of the Audit and Nominating Committees.

Robert E. Kistler and Hobart Teneff, comprising the entire Board of Directors, performs the functions of the Audit Committee, recommends a firm of independent certified public accountants to audit the annual financial statements, discusses with the auditors and approves in advance the scope of the audit, reviews with the independent auditors their independence, the financial statements and their audit report, reviews management's administration of the system of internal accounting controls, and reviews the Company's procedures relating to business ethics. The Company does not currently have a written audit committee charter. Neither Mr. Kistler nor Mr. Teneff are deemed to be independent directors is that term is defined in Rule 4200(a)(14) of the NASD's listing standards.

The Board of Directors has adopted a pre approval policy requiring that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor's independence.

Code of Ethics

The Company has adopted a Code of Ethics for its Chief Executive Officer and Senior Financial Officers.

ITEM 6.   EXECUTIVE COMPENSATION

Compensation.

During the past three fiscal years our officers and directors have received no compensation for services rendered. In October 2003, Hobart Teneff and Robert E. Kistler received $2,500 and $2,750 respectively as directors' fees.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant's Common Stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

ITEM 8.   DESCRIPTION OF SECURITIES

Common Stock

The corporation is authorized to issue twenty million (20,000,000) shares of $0.10 par value common stock. All of the common stock authorized has equal voting rights and powers without restrictions in preference. All shares of common stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of common stock are entitled to one vote for each share of common stock owned at any shareholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders.

At December 31, 2003, there were 7,378,815 shares of common issued and outstanding held by approximately 1,100 shareholders of record. There are no outstanding options or other rights to acquire shares of the company's common stock.

There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares. Our stock does not have cumulative voting rights which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Dividends

We have paid no dividends and have no plans to pay dividends in the foreseeable future.

Transfer Agent

The Company currently utilizes the services of Columbia Stock Transfer Company, 410 Sherman Avenue, Suite 203, Coeur d'Alene, ID 83814, as transfer agent and registrar for the Company.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Common Stock of the Company is traded in the over-the-counter market on the NASD Pink Sheets under the symbol "BOGD". The following table shows the high ask and low bid prices for the Common Stock for each quarter during the last two fiscal years ended March 31, and the most recent fiscal quarter. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year	High Ask	Low Bid
Year ended 3/31/02		
Quarter ended 6/30/01	.01	.01
Quarter ended 9/30/01	.01	.01
Quarter ended 12/31/01	.01	.01
Quarter ended 3/31/02	.01	.01
Year ended 3/31/03		
Quarter ended 6/30/02	.01	.01
Quarter ended 9/30/02	.01	.01
Quarter ended 12/31/02	.03	.01
Quarter ended 3/31/03	.03	.03
Year ending 3/31/04		
Quarter ended 6/30/03	.035	.035
Quarter ended 9/30/03	.06	.02
Quarter ended 12/31/03	.18	.05

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain any future earnings to finance its operations.

ITEM 2. LEGAL PROCEEDINGS

Neither the Company nor its property is a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company's two most recent fiscal years and any later interim periods, the Company's principal accountant has not resigned (or declined to stand for re-election) or was dismissed.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

In October of 2003, the Company offered and sold 3,000,000 shares of common stock at a price of $0.025 per share. The shares were offered by Pennaluna & Company as agents for the Company. Sales commissions of $7,500 was paid to Pennaluna in connection with the offer and sale of the securities.

The shares were sold to sixteen individual investors, each of whom was accredited and sophisticated. None of the shares were offered by means of advertising or general solicitation. The shares were only offered and sold to persons personally known to the Company's executive officers and directors. Sales were made to the following individuals :

Name	Dollar Amount	Shares
Gary N. Thams	$ 1,500	60,000
Niles A. & Patricia K. Seldon	$ 1,000	40,000
Rockne J. Timm	$ 10,000	400,000
A. Douglas Belanger	$ 10,000	400,000
John Coghlan	$ 4,000	160,000
Linda S. Cunningham	$ 2,500	100,000
Wayne Demeester	$ 1,500	60,000
Terrence J. Dunne	$ 18,000	720,000
James F. Etter	$ 3,500	140,000
Smith F. & Linda M. Hogsett	$ 1,000	40,000
Gregory M. & Jeanah J Jens	$ 1,000	40,000
Greg Lipsker	$ 2,000	80,000
Daniel R. McKinney	$ 2,500	100,000
Joel & Bonnie Pischke	$ 2,000	80,000
Martyn Powell	$ 4,500	180,000
Robert O'Brien	$ 10,000	400,000
Total	$ 75,000	3,000,000

Each of the sales was made pursuant to exemptions from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and Rule 506 of Regulation D. Each of the certificates issued in connection with the above offerings contained restrictive language on its face and each certificate had a restrictive legend in substantially the following form:

> The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation and By-Laws are silent with respect to indemnification of Officers and Directors.

Section 23B.08.510 of the Business Corporation Act sets out the corporation's basic authority to indemnify. The section is structured to first define generally what the corporation may indemnify and then specify exceptions for which the corporation is not permitted to indemnify. The general standards for indemnification are closely related to the basic statutory provision defining the general standards of director conduct. The indemnity standards, however, are lower. Section 23B.08.300 (general standards of conduct) includes a requirement that directors exercise the "care an ordinarily prudent person in a like position would exercise." This standard is not contained in the standard for indemnification, which only requires that directors act "in good faith" and that they "reasonably believe" that their actions are either in the corporation's best interests or at least not opposed to those best interests. It is possible that a director who falls below the standard of conduct prescribed by the Business Corporation Act may meet the standard for indemnification under Section 23B.08.510. With respect to the reverse, a director who has met the standards of conduct would be eligible in virtually every case to be indemnified under Section 23B.08.510.

The general statutory scheme for corporate indemnification of directors and officers under the Business Corporation Act has both permissive and mandatory aspects. It allows, but does not require, the corporation to indemnify in a wide variety of circumstances and requires the corporation to indemnify in other circumstances. The corporation may generally advance expenses for the defense of claims. Further, under certain circumstances, the court may be requested to order that a director is entitled to indemnification regardless of whether the director met the standards of conduct that would otherwise allow the corporation to indemnify. Shareholders may authorize indemnification and advancement of expenses without regard to the statutory limitations on the corporation's authority, with certain specific exceptions. Generally, corporations may indemnify officers, employees and agents to the same extent as it may indemnify directors, or to the extent consistent with any law, as it provides in its articles of incorporation, bylaws or action of its board, or by contract.

Permissive Indemnification.

A corporation may indemnify an individual who has been made a party to a proceeding because the individual is or was a director, against liability incurred in the proceeding if:

>   (a)   The individual acted in good faith; and
>   (b)   The individual reasonably believed:
>>   (i)   In the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in its best interest; and
>>   (ii)   In all other cases, that the individual's conduct was at least not opposed to its best interests; and
>   (c)   In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

Section 23B.08.510 defines the "outer limits" for which indemnification (other than as authorized by shareholder action) is permitted. If a director's conduct falls outside these limits, the directors, however, is still potentially eligible for court-ordered indemnification or shareholder-authorized indemnification under other provisions. Conduct falling within these broad guidelines is permissive; it does not entitle directors to indemnification.

Mandatory Indemnification.

There is a much more limited area of mandatory indemnification. A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

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FINANCIAL STATEMENTS

```
BONANZA GOLD, INC.
BALANCE SHEETS
September 30, 2003 and March 31, 2003
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ASSETS

	(UNAUDITED) SEPTEMBER 30, 2003	MARCH 31, 2003
Current assets:		
Cash	$ 795	$ 14,316
Total current assets	795	14,316
Other assets:		
Other equity securities	2,500	2,500
Total assets	$ 3,295	$ 16,816

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:		
Accounts payable	$ 5,000	$ 576
Total liabilities	5,000	576
Stockholders' equity:		

Common stock, $0.10 par value; 20,000,000
   shares authorized, 4,248,815 shares issued
   and outstanding
	424,881	424,881

Discount on common stock	(63,000)	(63,000)
Additional paid-in capital	168,771	168,771
Accumulated other comprehensive loss	(7,500)	(7,500)
Accumulated deficit	(524,857)	(506,912)
Total stockholders' equity (deficit)	(1,705)	16,240
Total liabilities and stockholders' equity (deficit)	$ 3,295	$ 16,816

The accompanying notes are an integral part of these financial statements.

BONANZA GOLD, INC.
STATEMENTS OF OPERATIONS
For the six months ended September 30, 2003 and 2002 (Unaudited)

	2003	2002
Operating expenses:		
Environmental consulting	$ 5,156	$ -
Legal and accounting	12,559	-
General and administrative	263	59
Total operating expenses	17,978	59
Other income:		
Interest income	33	29
Realized gain on marketable securities	-	8,282
Total other income	33	8,311
NET INCOME (LOSS)	$ (17,945)	$ 8,252
Net loss per common share	$ Nil	$ Nil
Weighted average common shares outstanding-basic	4,248,815	4,248,815

The accompanying notes are an integral part of these financial statements.

17

BONANZA GOLD, INC.
STATEMENTS OF CASH FLOWS
For the six months ended September 30, 2003 and 2002 (Unaudited)

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ (17,945)	$ 8,252
Adjustment to reconcile net income (loss) to net cash used by operating activities:		
Realized gain on marketable equity securities	-	(8,282)
Change in:		
Accounts payable	4,424	-
Related party advances		(511)
Net cash used by operating activities	(13,521)	(541)
Cash flows from investing activities:		
Cash provided by sale of marketable equity securities	-	10,082
Net cash provided by investing activities	-	10,082
Net change in cash	(13,521)	9,541
Cash, beginning of period	14,316	5
Cash, end of period	$ 795	$ 9,546

The accompanying notes are an integral part of these financial statements.

BONANZA GOLD, INC.
NOTES TO FINANCIAL STATEMENTS

1.DESCRIPTION OF BUSINESS

Bonanza Gold, Inc. (the "Company") is a Washington corporation that was incorporated on April 3, 1961. The Company was organized to explore for, acquire and develop natural resource properties in the Western United States. Until 1995, the Company was involved in the acquisition and exploration of various mining properties. In 1996 the Company abandoned its remaining mining properties. During the past several years since 1996, the Company's activities have been confined to general and administrative functions.

The Company has no recurring source of revenue, has incurred operating losses since inception and, at September 30, 2003, has a stockholders' deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management of the Company has undertaken certain actions to address these conditions, including sales of the Company's common stock. The interim financial statements do not contain any adjustments which might be necessary if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.   BASIS OF PRESENTATION

The unaudited financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the six-month period ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending March 31, 2004.

PART III

ITEM 1. INDEX TO EXHIBITS.

(1)	Underwriting agreement	N/A
(2)	Plan of acquisition, reorganization arrangement, liquid, or succession.	N/A
(3)	(i) (a) Articles of Incorporation – March 29, 1961	Page 22
	(b) Articles of Amendment – August 20, 1962	Page 26
	(c) Articles of Amendment – May 17, 1974	Page 27
	(d) Articles of Amendment – October 17, 1977	Page 28
	(e) Articles of Amendment – June 15, 1999	Page 29
	(f) Amended and Restated Articles – January 30, 2004	Page 31
	(ii) By Laws	Page 37
(4)	Instruments defining the rights of holders, including indentures	N/A
(5)	Opinion re: legality	N/A
(6)	No exhibit required	N/A
(7)	[Removed and reserved]	N/A
(8)	Opinion re: tax matters	N/A
(9)	Voting trust agreement	N/A
(10)	Material contracts	N/A
(11)	Statement re: computation of per share earnings	N/A
(12)	No exhibit required	N/A
(13)	Annual or quarterly reports, Form 10-Q	N/A
(14)	Code of Ethics	41
(15)	Letter on unaudited interim financial information	N/A
(16)	Letter on change in certifying accountant	N/A
(17)	Letter on director resignation	N/A
(18)	Letter on change in accounting principles	N/A
(19)	Reports furnished to security holders	N/A
(20)	Other documents or statements to security holders	N/A
(21)	Subsidiaries of the registrant	N/A
(22)	Published report regarding matters submitted to vote	N/A
(23)	Consent of experts and counsel	N/A
(24)	Power of attorney	N/A
(25)	Statement of eligibility of trustee	N/A
(26)	Invitations for competitive bids	N/A
(27) through (30)	[Reserved]	N/A
(31)	Rule 13a-14(a)/15d-14(a) Certifications	N/A
(32)	Section 1350 Certifications	N/A
(33) through (98)	[Reserved]	N/A
(99)	Additional Exhibits	N/A
	(i) Audit Committee Pre-approval Policies	Page 42

ITEM 2. DESCRIPTION OF EXHIBITS.

Not Applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated January 30, 2004.

BONANZA GOLD, INC.

/s/ Robert E. Kistler

By:_____

    ROBERT E. KISTLER, PRESIDENT

Exhibit 3.1


ARTICLES OF INCORPORATION
OF
VERMILION GOLD, INC.


KNOW ALL MEN BY THESE PRESENTS:

We, the undersigned, have this day voluntarily associated ourselves together for the purpose of forming a corporation and do hereby become a corporation under the laws of the State of Washington, and adopt the following Articles of Incorporation.


ARTICLE I.


The name of this corporation shall be "Vermilion Gold, Inc."


ARTICLE II.


The purposes for which this corporation is formed are:

(a) To carry on the business of a mining, milling, dredging, smelting and refining company;

(b) To acquire by purchase, lease, hire, discovery, location, or otherwise, and to hold, within the United States of America, or elsewhere, mines mineral claims, mineral leases, prospects, mining lands and mining rights of every description, and to work, develop, mine and operate the same, and to sell or otherwise dispose of the same or any of them, or any interest therein;

(c) To mine, crush, concentrate, wash, dredge, smelt, amalgamate, and otherwise treat gold, silver, copper, lead, zinc, or other metaliferous ores or deposits, and other minerals and metallic substances and compounds of all kinds, whether upon property belonging to the company or elsewhere, and to render the same merchantable, and to buy, sell and deal in the same or any of them;

(d) To acquire by purchase, lease or otherwise, such timberlands or leases, timer claims, licenses to cut timber, surface rights and rights of way, water rights and privileges that may be necessary or desirable for carrying out any of the objects of the company;

(e) To construct, maintain, alter, make and operate upon the property of the company, or elsewhere, any canals, trails, roads, ways, flues, tramways, bridges, dams, reservoirs, water courses, mills, concentrating works, smelting works, and other structures which may be necessary or convenient to carry out any of the purposes of the company;

(f) To acquire, hold, use, lease, and deal in, all machinery apparatus, and equipment pertaining to or used in connection with any such business; to buy, sell and deal in mine, concentrating, smelting, refining, or any other equipment pertaining to or used in connection with any such business;

(g) To act as agent, representative, distributor, or factor for any corporation, partnership or individual in accomplishing any of the purposes of this corporation;

(h) To purchase or otherwise acquire, hold, own, mortgage, pledge, lease, deed in trust, sell, convey or otherwise dispose of real and personal property of every class and description, without limit as to value or amount, in the United States or any foreign country, subject in each case to the laws and regulations in effect in the place where such property is located;

(i) To borrow money, to issue bonds, notes, debentures or other obligations of this corporation from time to time for any of the objects or purposes of this corporation, and to secure the same by mortgage, deed of trust, or pledge of the corporate property, or otherwise, or to issue the same unsecured;

(j) To purchase, acquire, own, hold, guarantee, sell, assign, transfer, mortgage, pledge or otherwise dispose of and deal in, shares, bonds, notes, debentures or other securities or evidences of indebtedness of any other person, association or corporation, and while the holder thereof, to exercise all the rights, powers and privileges of ownership; to purchase, hold, cancel, re-issue sell or transfer shares of its own capital stock, provided, that the shares of its own capital stock belonging to it directly or indirectly shall not be voted upon;

(k) To acquire by purchase or otherwise the goodwill, business property rights, franchises and assets of every kind of any business, with or without undertaking either wholly or in part the liabilities of any person, firm, association, or corporation; to sell or otherwise dispose of any or all of the assets so acquired, or any or all other assets of the corporation;

(l) To have one or more offices located in this state or elsewhere to conduct all or any of its operations and businesses;

(m) To carry on any business whatsoever which this corporation may deem proper or convenient in connection with any of the foregoing purposes or otherwise, or which may be calculated directly or indirectly to promote the interests of this corporation or to enhance the value of its property or business; to conduct its business in this state, in any other state of the United States, or in foreign countries, and to exercise all of the powers conferred by the laws of the State of Washington upon corporations formed under the laws pursuant to which and under which this corporation is formed, as such laws are now in effect or at anytime hereafter may be amended.

The foregoing statement of purposes shall be construed in its broadest and fullest sense as the statement of both purposes and powers of this corporation, and the purposes and powers stated in each clause shall, except where otherwise expressed, be in nowise limited or restricted by reference to or inference from the terms or provisions of any other clauses, but shall be regarded as independent purposes.

ARTICLE III.
This corporation shall have perpetual existence.

ARTICLE IV.
The location and post office address of the registered office of this corporation in the State of Washington shall be East 15 Walton, Spokane, Washington.

ARTICLE V.

The authorized capital stock of this corporation shall be $250,000, consisting of 2,500,000 shares of common voting stock with a par value of 10 cents each.

ARTICLE VI.

The amount of paid-in capital with which the corporation shall begin business shall be $600.00.

ARTICLE VII

The number of directors of this corporation shall be not less than three (3) nor more than nine (9). The number, qualification, term of office, manner of election, time, and place of meetings, powers and duties of directors shall be prescribed and regulated by the By-Laws of this corporation. The names and post office addresses of the directors who shall manage the affairs of the corporation until the first Tuesday of September, 1961, are as follows:

Name	Address
Frank H. Duval	East 15 Walton Spokane, WA
Estelle H. Duval	East 15 Walton Spokane, WA
Frank D. Duval	East 15 Walton Spokane, WA

ARTICLE VIII.

The names and post office address of each of the incorporators and a statement of the number of shares subscribed by each is as follows:

Name	Address	No. of Shares
Frank H. Duval	East 15 Walton Spokane, WA	2,000
Estelle H. Duval	East 15 Walton Spokane, WA	2,000
Frank D. Duval	East 15 Walton Spokane, WA	2,000

All of said incorporators are of full age and are citizens of the United States.

<center>ARTICLE IX.</center>

The Authority to make By-Laws for this corporation is hereby expressly vested in the Board of Directors of this corporation, subject to the powers of the shareholders through change or repeal of such By-Laws.

IN WITNESS WHEREOF, we have hereunto set our hands and seals, in triplicate, this 27th day of March, 1961.

/s/ Frank H. Duval
/s/ Estelle H. Duval
/s/ Frank D. Duval

State of Washington   )
)ss.
County of Spokane   )

I, the undersigned, a Notary Public in and for the above named County and State, do hereby certify that on the 29th day of March, 1961, personally appeared before me FRANK H. DUVAL, ESTELLE H. DUVAL and FRANK D DUVAL, to me known to be the individuals described and acknowledged that they signed and sealed the same as their free and voluntary act and deed for the uses and purposes therein mentioned.

GIVEN under my hand and official seal the day and year first above written.

/s/ E. Glenn Harmon
Notary Public in and for the State
Of Washington, residing at Spokane

ARTICLES OF AMENDMENT

STATE OF WASHINGTON)
) ss.

County of Spokane)

         Mr. Frank H. Duval and Mrs. Estelle Duval, the President and Secretary-Treasurer respectively of Vermilion Gold, Inc., being first duly sworn on oath, depose and say:

         That at an extraordinary meeting of the shareholders of Vermilion Gold, Inc. specially called and held on the 20th day of August, 1962, subject to due notice for the purpose of amending the Articles of Incorporation of Vermilion Gold, Inc., and all of said shareholders being present in person or by proxy, the following resolution was unanimously adopted:

         RESOLVED: That the name of the Corporation be changed from VERMILION GOLD, INC. to BONANZA GOLD, INC.

                      /s/ Frank H. Duval, President
                      /s/ Estelle Duval, Secretary-

Treasurer

STATE OF WASHINGTON)
) ss.

County of Spokane)

         Mr. Frank H. Duval and Mrs. Estelle Duval, being first duly sworn on oath, acknowledge that they are the President and Secretary-Treasurer respectively of Vermilion Gold, Inc., and are duly authorized to execute the foregoing Articles of Amendment in behalf of said Corporation.

         DATED at Spokane, Washington, this 20th day of August, 1962,

                      /s/ Frank H. Duval, President
                      /s/ Estelle Duval, Secretary-

Treasurer

         Subscribed and sworn to before me this 20th day of August, 1962.

                      /s/ John F. Campbell
                      Notary Public in and for the State of
                      Washington, residing at Spokane

<center>ARTICLES OF AMENDMENT TO
THE ARTICLES OF INCORPORATIN OF
BONANZA GOLD, INC.</center>

(1)   The name of the corporation is:
Bonanza Gold, Inc.
East 15 Walton Avenue
Spokane, Washington 99207

(2)   The amendment adopted:
"Be it resolved that Article V of the original articles of incorporation of Bonanza Gold, Inc. be changed to increase the capitalization from 2,500,000 shares having a par value of $.10 to 3,500,000 shares having a par value of $.10. All other provisions shall remain unchanged."

(3)   Date of adoption: March 30, 1965 at the annual shareholders' meeting.

(4)   Number of shares outstanding – (All were entitled to vote thereon) 1,630,000 shares

(5)   The amendment passed by unanimous vote – no dissenting votes.

(6)   Not applicable.

(7)   Not applicable – the class, rights and privileges of the capital stock remain the same.

/s/ E. H. Duval, Secretary   /s/ Vance McCarty, President
May 18, 1974 May 18, 2974

State of Washington   )
) ss.
County of Washington)

This is to certify that on the 17th day of May, 1974, before me, the undersigned, a Notary of Public in and for the State of Washington, personally came E. H. Duval and Frank H. Duval, to me known to be the individuals described in and who executed the foregoing instrument and acknowledged that instrument to be their free and voluntary act and deed for the uses and purposes therein mentioned.

/s/ John Kantjas
Notary Public in and for the State of Washington,
Residing at Liberty Lake, Washington. My commission
Expires 4/1/77.

File in duplicate

ARTICLES OF AMENDMENT OF BONANZA GOLD, INC.

Pursuant to the provisions of RCW 23A.16 of the Washington Business Corporation Act, the undersigned adopts the following Articles of Amendment to the Articles of Incorporation:

FIRST: The name of the corporation is Bonanza Gold, Inc.

SECOND: The following amendment(s) of the Articles of Incorporation was (were) adopted by the shareholders of the corporation on December 14, 1976 (attached).

THIRD: The number of shares of the corporation outstanding at the time of such adoption was 2,722,600; and the number of shares entitled to vote thereon was 2,722,600.

FOURTH: The designation and number of outstanding shares of each class entitled to vote thereon as a class were as follows:

Class: Common Number of shares: 2,722,600

FIFTH: The number of shares voted for such amendment was 2,243,000 (all present or by proxy); and the number of shares voted against such amendment was none

SIXTH: The number of shares of each class entitled to vote thereon as a class voted for and against each amendment, respectively, was:

Class: None Number of Shares for None; Against, None.

SEVENTH: The manner, if not set forth in such amendment, in which any exchange, reclassification, or cancellation of issued shares provided for in the amendment shall be effected, is as follows: No changes, merely adds more common stock.

EIGHTH: The manner in which such amendment effects a change in the amount of stated capital, and the amount of stated capital as changed by such amendment, are as follows: From 3,500,000 shares authorized to 6,000,000 shares authorized.

Dated: October 17, 1977

/s/ Robert E. Kistler, President
/s/ Estelle H. Duval, Secretary

Subscribed and sworn to before me this 17th day of October, 1977.

/s/ Francine T. Frandvold
Notary Pubic in and for the State of Washington,
Residing at Spokane

Attachment
Amendment to the Articles of Incorporation
Of Bonanza Gold, Inc.
Spokane, Washington

At a stockholder's meeting held on December 14, 1976 the stockholders approved an increase in the Company's authorized capital stock from 3,500,000 shares of non-assessable stock having a par value of $.10 per share to 6,000,000 shares of non-assessable stock having a par value of $.10 per share.

This amendment is hereby authorized and the Secretary-Treasurer is instructed to file the necessary papers with the Secretary of the State of Washington.

/s/ Robert E. Kistler, President
/s/ Estelle H. Duval, Secretary-Treasurer

State of Washington   )

) ss.

County of Spokane   )

Personally appeared before me Robert Kistler, President of Bonanza Gold, Inc., and Estelle H. Duval, Secretary-Treasurer of Bonanza Gold, Inc., known to me to be the same, executed the foregoing instruments, on this day October 6, 1977.

/s/ Francine Brandvold
Notary Public in and for the State of
Washington. Commission expires 8/15/78

ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION OF
BONANZA GOLD, INC.

1)   The name of the corporation is
        Bonanza Gold, Inc.
        705 W. Pinewood Road
        Spokane, WA 99218

2)   The amendments as adopted are as follows:
        "Be it resolved that Article V of the original articles of incorporation of Bonanza Gold,
        Inc. be changed from 6,000,0000 shares having a par value of $.10 to 20,000,000 shares
        having a par value of $.10."

        "To add Article X – The Shareholders shall have no pre-emptive rights to acquire any
        securities of this corporation."

3)   Date of adoption: May 15, 1985 at the annual shareholders meeting

4)   Number of shares outstanding—(All are entitled to vote thereon: 3,174,575 shares)

5)   The amendments and Bylaws passed: Shares caste: 1,767,807

6)   Not applicable

7)   Not applicable except as noted above in 1).

/s/ Hobart Teneff, Secretary   /s/ RobertE. Kistler, President
6/15/99   6/15/99

State of Washington   )
)ss.
County of Spokane   )
                        This is to certify that on the 15th day of June, 1999, before me, the
undersigned, a Notary of the Public in and for the State of Washington, personally came Hobart
Teneff and Robert E. Kistler, to me known to be the individuals described in and who executed
the foregoing instrument and, acknowledged said instrument to be their free and voluntary act
and deed for the uses and purposes therein mentioned.

/s/
Notary Public in and for the State of Washington
Residing at Spokane, Washington. My
Commission expires 4-13-02.

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
BONANZA GOLD, INC.

The undersigned hereby executes the following Amended and Restated Articles of Incorporation pursuant to the provisions of the Washington Business Corporation Act (Revised Code of Washington 23B).

ARTICLE I
Name

The name of the corporation is Bonanza Gold, Inc.

ARTICLE II
Purpose

The purpose of this corporation shall be to transact any and all lawful business for which corporations may be incorporated under the Washington Business Corporation Act, in general, to have and exercise all the powers conferred by the laws of Washington upon corporations formed under the Washington Business Corporation Act and to do any and all things hereinbefore set forth to the same extent as natural persons might or could do.

ARTICLE III
Duration

This corporation shall be of perpetual duration.

ARTICLE IV
Authorized Capital Stock

The authorized capital stock of the corporation shall consist of two classes of stock, designated as Common Stock and Preferred Stock.

The total number of shares of Common Stock that the corporation will have authority to issue is Two Hundred Million (200,000,000). The shares shall have a par value of $0.001 per share. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

The total number of shares of Preferred Stock that the corporation will have authority to issue is Ten Million (10,000,000). The Preferred Stock shall have a stated value of $0.001 per share. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of Preferred Stock.

ARTICLE V
Preemptive Rights

Shareholders of this corporation will have no preemptive rights to acquire additional shares issued by the corporation, or any securities convertible into, or carrying or evidencing any rights or option to purchase, any such shares.

ARTICLE VI
Voting

The holders of any of the corporation's capital stock shall possess voting power for the election of directors and for all other purposes, subject to such limitations as may be imposed by law and by any provision of the Articles of Incorporation in the exercise of their voting power. Cumulative voting for the election of directors is hereby expressly prohibited. The holders of Common Stock shall be entitled to one vote for each share held. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

ARTICLE VII
Board of Directors

The number of directors constituting the Board of Directors of this corporation may be increased or decreased from time to time in the manner specified in the Bylaws of this corporation; provided, however, that the number shall not be less than one (1) or more than nine (9). In case of a vacancy in the Board of Directors because of a director's resignation, removal or other departure from the board, or because of an increase in the number of directors, the remaining directors, by majority vote, may elect a successor to hold office for the unexpired term of the director whose position is vacant, and until the election and qualification of a successor.

ARTICLE VIII
Director Liability

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director, except for liability of the director for (i) acts or omissions that involve intentional misconduct or a knowing violation of law by the director; (ii) conduct which violates RCW 23B.08.310 of the Washington Business Corporation Act, pertaining to unpermitted distributions to shareholders or loans to directors; or (iii) any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled. If the Washington Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Washington Business Corporation Act, as so amended. Any repeal or modification of the foregoing paragraph by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

ARTICLE IX
Indemnification

The corporation is authorized to indemnify, agree to indemnify or obligate itself to advance or reimburse expenses incurred by its Directors, Officers, employees or agents in any Proceeding (as defined in the Washington Business Corporation Act) to the full extent of the laws of the State of Washington as may now or hereafter exist.

ARTICLE X
Bylaws

Subject to the power of shareholders to amend or repeal, the Board of Directors of this corporation shall have the power to enact and amend such Bylaws defining the powers and duties of the officers of the corporation and providing for such other matters in relation to its affairs as they may deem necessary and convenient, provided the same are not out of harmony with the laws of the State of Washington or these Articles of Incorporation.

ARTICLE XI
Action by Majority Consent of Shareholders

Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting or vote if either:

(i)   the action (a "Unanimous Consent") is taken by all the shareholders entitled to vote on the action; or

(ii)   so long as this corporation is not a public company, the action (a "Majority Consent") is taken by the shareholders holding of record, or otherwise entitled to vote, in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote on the action were present and voted.

To the extent that prior notice is required by law, any advance notice required by statute to be given to nonconsenting shareholders shall be made at least one business day prior to the effectiveness of the action, or such longer period as required by law. The form of this notice shall be sufficient to appraise the nonconsenting shareholder of the nature of the action to be effected, in a manner approved by the directors of this corporation or by the committee or officers to whom the board has delegated that responsibility.

ARTICLE XII
Amendments

The corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred on the shareholders herein are granted subject to this reservation.

ARTICLE XIII
Shareholder Approval

The affirmative vote of a majority of all of the votes entitled to be cast on the matter shall be sufficient, valid, and effective, after due consideration and reconsideration of such action by the Board of Directors, as required by law, to approve and authorize the following acts of the corporation:

(a)   an amendment to these Articles of Incorporation;

(b)   the merger of this corporation into another corporation or the merger of one or more other corporations into this corporation;

(c)   the acquisition by another corporation of all of the outstanding shares of one or more classes or series of this corporation; or

(d)   the sale, lease, exchange, or other disposition by this corporation of all, or substantially all, of its property other than in the usual and regular course of business.

ARTICLE XIV
Registered Agent

The name of the registered agent of this corporation is Gregory B. Lipsker

ARTICLE XV
Registered Office

The post office address of the registered office of this corporation is 601 W. Main Ave. , Suite 714, Spokane, WA 99201

Dated this 30th day of January, 2004

_____
Robert E. Kistler, President

**CERTIFICATE RE: AMENDED AND RESTATED ARTICLES OF INCORPORATION
PURSUANT TO R.C.W. 23B.10.070**

The Amended and Restated Articles of Incorporation of Bonanza Gold , Inc. contain amendments to the Articles of incorporation requiring shareholder approval. The amendments were adopted by the Board of Directors on December 1, 2003, and were subsequently were duly approved by the shareholders in accordance with the provisions of R.C.W. 23B.10.040 and 23B.10.040.

Dated this 30th day of January 2004

Bonanza Gold, Inc.

By_____
    Robert E. Kistler, President

CONSENT TO SERVE AS REGISTERED AGENT

I, Gregory B. Lipsker, hereby consent to serve as Registered Agent in the State of Washington, for the following corporation: Bonanza Gold, Inc. I understand that as agent for the corporation it will be my responsibility to receive service of process in the name of the corporation; to forward all mail to the corporation; and to immediately notify the office of the Secretary of State in the event of my resignation, or of any changes in the registered office address of the corporation for which I am agent.

Dated this 31st day of January 2004

_____

Gregory B. Lipsker
601 W. Main Ave., Suite 714
Spokane, WA 99201

EXHIBIT 3.2

BY-LAWS OF
VERMILION GOLD, INC.

I. MEETINGS OF SHAREHOLDERS

1. The regular annual meeting of the shareholders of this corporation for the election of directors and for the transaction of such other business as properly may come before the meeting shall be held at the corporation's office in Spokane, Washington, or at any other convenient place duly authorized by the Board of Directors on the first Tuesday in September of each year in accordance with the provisions of its Articles of Incorporation and the laws of the State of Washington, but if no such election is held on that day it may be held at any regular adjournment of the meeting or at a subsequent special meeting called in accordance with the provisions of the laws of the State of Washington. The President, and in his absence, a Vice-President, shall call meetings of shareholders to order and shall act as chairman of such meetings. The Secretary of the corporation shall act as Secretary of all meetings of the shareholders.

2. The Board of Directors of this corporation may call a special meeting of shareholders at any time. Upon receipt of written request of any shareholder or shareholders holding in the aggregate one-fifth of the voting power of all shareholders, it shall be the duty of the Secretary to call a special meeting of the shareholders to be held at the company's office in Spokane, Washington, at such time as the Secretary may decide, not less than ten (10) nor more than thirty-five (35) days after the receipt of said request, and if the Secretary shall neglect or refuse to issue such a call, the shareholder or shareholders making the request may do so. Except as otherwise provided by law, the notice of the time, place and purpose of every regular annual meeting and every special meeting of the shareholders shall be given by first class mail, postage prepaid, mailed at least ten (10) days prior to the date of such meeting to each shareholder of record at his address as shown upon the books of the corporation. If all the shareholders shall waive notice of a meeting, no such notice shall be required. Any adjournment or adjournments of any annual or special meeting may be taken without new notice being given.

3. A representation of the majority of the capital stock then outstanding, as shown by the books of the corporation shall be necessary for the transaction of business of the corporation at all meetings of the shareholders. At any such meeting a representation by proxy, duly appointed, shall be permitted, provided that the designation of proxy be in writing and be filed with the Secretary of the corporation.

II. DIRECTORS

1. The directors of this corporation shall be elected at the annual meeting of the shareholders to hold office for one (1) year and until their successors are elected and have qualified. The number of directors who shall manage the affairs of the corporation shall be not fewer than three (3), nor more than nine (9). They may, or may not, be shareholders. Vacancies in the Board of directors shall be filed by appointment by the remaining directors and any director so appointed shall hold office until his successor is elected and qualified. The

2. shareholders may elect the successor at the next annual meeting or at any special meeting duly called for that purpose held prior thereto. The meetings of the Board of Directors may be held at such place, whether in the State of Washington, or elsewhere, as a majority of the directors may from time to time appoint. A regular meeting of the Board of Directors shall be held immediately after the annual meeting of the shareholders. Special meetings of the Board of Directors may be called by the President whenever he deems it expedient or necessary. Actual personal notice of any directors' meeting shall be sufficient, or note thereof may be given by mailing the same by first class mail, postage prepaid, addressed to each director at his last known address, at least three (3) days before the meeting; provided, however hat if a majority of the directors are present, they may waive any and all notice of such meeting, and written waiver of such notice shall be sufficient.

3. A majority of the Board of Directors shall be necessary to constitute a quorum for the transaction of business, and the acts of a majority of the directors present at a meeting at which a quorum is present shall be the acts of the Board of Directors.

III. AUTHORITY OF DIRECTORS

The Board of Directors shall have power:

1. To call meetings of the shareholders whenever they shall deem it necessary.

2. To make rules and regulations not inconsistent with the laws of the State of Washington or the By-Laws or Articles of Incorporation of this corporation, for the guidance of the officers and the management of the corporation's affairs.

3. To declare dividends out of the surplus profits of the corporation as permitted by the laws of the State of Washington whenever they shall deem it expedient

4. To incur such indebtedness as they may deem necessary, and to cause to be executed and delivered such obligations, securities, or mortgages therefore as may be deemed advisable.

5. To purchase or otherwise acquire property, real or personal, on behalf of the corporation, and to pay for the same, and to pledge or mortgage the whole or any part of the property of the corporation for any lawful corporate purpose, and to sell, exchange, or otherwise dispose of the whole or any part of the corporate property in such manner and for such price, and upon such terms, as the Board of Directors may see fit, and to do everything necessary, proper and requisite for the carrying out of the objects and purposes of the corporation as set forth in the Articles of Incorporation thereof.

6. To issue the stock of the corporation to the full amount thereof authorized by the Articles of Incorporation in such amount, to such persons, and for such consideration as from time to time shall be determined by the Board of Directors and as may be permitted by law.

IV. OFFICERS

1.   The officers of this corporation shall consist of a President, one or more Vice-Presidents, Secretary, Treasurer, and such other officers or assistant officers as the Board of Directors may from time to time appoint. Any two of the offices may be held by one and the same person, except the office of President, which shall not be combined with any other office.

2.   The President shall preside at all meetings of the shareholders and at all meetings of the Board of Directors. In the absence of the president, one of the Vice-Presidents shall perform his several duties.

3.   It shall be the duty of the Secretary to keep a record of all proceedings of the Board of Directors and of the shareholders, and of the corporation generally. The Secretary shall keep a stock register as required by law, and shall perform such other duties as may from time to time be prescribed by the Board of Directors.

4.   It shall be the duty of the Treasurer to keep safely all moneys belonging to the corporation, and to disburse the same in such manner as may from time to time be prescribed by the Board of Directors. At each meeting of the shareholders, or as often as the Board of Directors may direct, the Treasurer shall submit a complete statement of accounts, with appropriate statements and vouchers, for the information of the shareholders and of the Board of Directors. He shall also cause to be kept a set of books, showing the assets of the corporation and all its liabilities, and other matters in detail. He shall make such other reports and perform such other duties as shall be from time to time prescribed by the Board of Directors.

5.   The duties of the several officers other than as defined in the by-laws of the corporation shall be prescribed and defined from time to time by the Board of Directors.

V. CAPITAL STOCK

1.   The President shall issue, or cause to be issued, to each shareholder, a certificate or certificates of capital stock executed by himself and countersigned by the Secretary, with the seal of the corporation affixed thereto, certifying the number of shares of stock of the corporation owned by said shareholder.

2.   Shares of stock of the corporation shall be transferred only upon its books by the holder or holders thereof in person, or by his or their duly authorized attorney or legal representative, who shall at such time surrender to the corporation the old certificate or certificates and receive new certificates in exchange therefore. Surrendered certificates shall be cancelled at the time of such transfer.

3.   Any person claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of that fact, and advertise the same in such manner as the Board of Directors may require, shall give the corporation a bond of indemnity, in form and with one or more sureties satisfactory to the Board, in an amount to be determined by the Board of Directors, whereupon the President may cause to be issued a duplicate certificate of the same tenor as the one alleged to be lost or destroyed.

VI. CONTRACTS AND CONVEYANCES

All contracts, deeds, negotiable instruments, and other instruments of like character which have first been approved by the Board of Directors, shall be signed by the president or any Vice-President, and/or the Secretary or an Assistant Secretary. No contract by any officer of the corporation shall be valid without previous authorization or subsequent ratification of the Board of Directors.

VII. AMENDMENTS

These by-laws may be altered or amended or repealed at any regular meeting of the shareholders or at any special meeting of the shareholders if notice of the proposed alteration or amendment or repeal be contained in the notice of such special meeting, by the affirmative vote of a majority of the shares issued and outstanding and entitled to vote thereat. By-laws, except by-laws fixing their number, qualifications, term of office or compensation, may be altered, amended or repealed by the affirmative vote of a majority of the Board of Directors at any regular or special meeting thereof, subject, however, to the power of the shareholders to change or repeal any such by-laws.

CERTIFICATE

I, ESTELLE H. DUVAL, do hereby certify that I am the Secretary of Vermilion Gold, Inc.; that the foregoing is a full, true and correct copy of the by-laws of said corporation adopted at the first meeting of the subscribers and incorporators held on the 14th day of April, 1961.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the seal of the corporation this 15th day of April, 1961.

/s/ Estelle H. Duval

Exhibit 14

BONANZA GOLD, INC.
CODE OF ETHICS FOR CEO AND SENIOR FINANCIAL OFFICERS

1.   The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Disclosure Committee (or in the event that the Company has not established a Disclosure Committee, to the Board of Directors) any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Disclosure Committee in fulfilling its responsibilities.

2.   The CEO and each senior financial officer shall promptly bring to the attention of the Disclosure Committee and the Audit Committee (or in the event that the Company has not established an audit committee, to the Board of Directors) any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the company's ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

3.   The CEO and each senior financial officer shall promptly bring to the attention of the General Counsel or the CEO and to the Audit Committee any information he or she may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

4.   The CEO and each senior financial officer shall promptly bring to the attention of the General Counsel or the CEO and to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of these procedures.

5.   The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of these procedures by the CEO and the Company's senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to these procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual's employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in questions had committed other violations in the past.

EXHIBIT 99

AUDIT COMMITTEE PRE-APPROVAL POLICY

I. STATEMENT OF PRINCIPLES

The Audit Committee (or if no Audit Committee has been appointed, the entire Board of Directors performing the function of the Audit Committee) is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor's independence. Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee.

The appendices to this Policy, which are for illustrative purposes only, describe the Audit, Audit-related, Tax and All Other services that have the general pre-approval of the Audit Committee. The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. The Audit Committee will annually review and pre-approve the services that may be provided by the independent auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee will revise the list of general pre-approved services from time to time, based on subsequent determinations. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent auditor to management.

II. DELEGATION

The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

III. AUDIT SERVICES

The annual Audit services engagement terms and fees will be subject to the specific pre-approval of the Audit Committee. The Audit Committee will approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other matters.

In addition to the annual Audit services engagement specifically approved by the Audit Committee, the Audit Committee may grant general pre-approval for other Audit services, which are those services that only the independent auditor reasonably can provide. The Audit Committee has pre-approved the Audit services listed in Appendix A. All other Audit services not listed in Appendix A must be specifically pre-approved by the Audit Committee.

IV. AUDIT-RELATED SERVICES

Audit-related services are assurances and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the independent auditor. The Audit Committee believes that the provision of Audit-related services does not impair the independence of the auditor, and has pre-approved the Audit-related services listed in Appendix B. All other Audit-related services not listed in Appendix B must be specifically pre-approved by the Audit Committee.

V. TAX SERVICES

The Audit Committee believes that the independent auditor can provide Tax services to the Company such as tax compliance, tax planning and tax advice without impairing the auditor's independence. However, the Audit Committee will not permit the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations. The Audit Committee has pre-approved the Tax services listed in Appendix C. All Tax services involving large and complex transactions not listed in Appendix C must be specifically pre-approved by the Audit Committee.

VI. ALL OTHER SERVICES

The Audit Committee may grant general pre-approval to those permissible non-audit service classified as All Other services that it believes are routine and recurring services, and would not impair the independence of the auditor. The Audit Committee has pre-approved the All Other services listed in Appendix D. Permissible All Other services not listed in Appendix D must be specifically pre-approved by the Audit Committee.

VII. PRE-APPROVAL FEE LEVELS

Pre-approval fee levels for all services to be provided by the independent auditor will be established annually by the Audit Committee. Any proposed services exceeding these levels will require specific pre-approval by the Audit Committee.

VIII. PROCEDURES

Requests or applications to provide services that require specific approval by the Audit Committee will be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer, or the person performing such function for the Company, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence.

APPENDIX A

Pre-Approved Audit Services for Fiscal Year 2003

Dated: _____, 2003

Service	**Range of Fees**
Statutory audits or financial audits for subsidiaries or affiliates of the Company	
Services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings (e.g., comfort letters, consents) and assistance in responding to SEC comment letters	
Consultations by the Company's management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the SEC, FASB, of other regulatory or standard settling bodies (Note: Under SEC rules, some consultations may be "audit-related" services rather than "audit" services)	

**Appendix B**

Pre-Approved Audit-Related Services for Fiscal Year 2003

Dated: _____, 2003

Service	**Range of Fees**
Due diligence services pertaining to potential business acquisitions/disposition	
Financial statement audits of employee benefit plans	
Agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters.	
Internal control reviews and assistance with internal control reporting requirements.	
Consultations by the Company's management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the SEC, FASC, or other regulatory or standard-setting bodies (Note: Under SEC rules, some consultations may be "audit" services rather than "audit-related" services)	
Attest services not required by statute or regulation	

Appendix C

Pre-Approved Tax Services for Fiscal Year 2003

Dated: _____, 2003

Service	**Range of Fees**
U.S. federal, state and local tax planning and advice	
U.S. federal, state and local tax compliance	
International tax planning and advice	
International tax compliance	
Review of federal, state, local and international income, franchise, and other tax returns	

Appendix D

Pre-Approved All Other Services for Fiscal Year 2003

Dated: _____, 2003

Service	**Range of Fees**

<center>**Exhibit 1**</center>

Prohibited Non-Audit Services

(1)   Bookkeeping or other services related to the accounting records of financial statements of the audit client, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements.

(2)   Financial information systems design and implementation, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements.

(3)   Appraisal or valuation services, fairness opinions or contribution-in-kind reports, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements.

(4)   Actuarial services, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements.

(5)   Internal audit outsourcing services, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements.

(6)   Management functions

(7)   Human resources

(8)   Broker-dealer, investment adviser or investment banking services

(9)   Legal services

(10)   Expert services unrelated to the audit